Exhibit 12.1

Park Ohio Industries Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Millions, Except Ratio Data)

			Year	ended		Three Months Ended March 31,
	2016	2015	2014	2013	2012	2017	2016
Earnings from continuing operations before Income Taxes	$41.9	$70.7	$72.8	$61.0	$55.9	$14.8	$4.3
Less Capitalized Interest	—	—	—	—	—	—	—
Less earnings attributable to noncontrolling interest	(0.5)	(0.6)	(1.3)	(0.5)	—	(0.3)	—
Fixed Charges	34.3	34.4	32.2	31.7	31.2	9.0	8.7

Earnings available for Fixed Charges	$75.7	$104.5	$103.7	$92.2	$87.1	$23.5	$13.0
Fixed Charges:
Interest Component of Rent Expense(2)	6.1	6.5	6.1	5.8	5.2	1.6	1.6
Interest Expense	28.2	27.9	26.1	25.9	26.0	7.4	7.1
Interest Capitalized	—	—	—	—	—
Amortization of Deferred Financing Costs(1)	—	—	—	—	—

Total Fixed Charges	$34.3	$34.4	$32.2	$31.7	$31.2	$9.0	$8.7

Ratio of Earnings to Fixed Charges	2.2	3.0	3.2	2.9	2.8	2.6	1.5

(1)	Included in Interest Expense
(2)	Interest component of rent expense is considered a reasonable approximation of the interest factor